Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Wednesday August 24, 2022 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAK RESTRICTED STOCK UNIT 639,610 17/08/2022 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 24/8/2022 New announcement F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities in an existing class issued under an +employee incentive scheme

ASX +security code and description

JHXAK : RESTRICTED STOCK UNIT

Date the +securities the subject of this notification were issued

17/8/2022

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Miele, Jason	Same	97,063
Gadd, Sean	Same	113,529
Johnson, James	Same	15,936
Kilcullen, Ryan	Same	72,298
Blasko, Joseph	Same	26,561
Arneil, John	Same	7,412
Liu, Joe	Same	18,593

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to 2006 Plan
https://ir.jameshardie.com.au/public/download.jsp?id=5390

Refer to 2001 Plan
https://ir.jameshardie.com.au/public/download.jsp?id=5562

For personal use only

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Any other information the entity wishes to provide about the +securities the subject of this notification

615,377 Restricted Stock Units (RSUs) granted under the Long Term Incentive Plan 2006 (2006 Plan), which comprise;
76,074 Returned on Capital Employed (ROCE) RSUs, under the 2006 LTI Plan as part of the annual grant to executives for FY2023 and 49,693 ROCE RSUs under the Leadership Team Transition & Alignment awards. ROCE RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and
387,360 Relative Total Shareholder Return (TSR) RSUs, under the 2006 LTI Plan as part of the annual grant to executives for FY2023 and 102,250 Relative TSR RSUs under the Leadership Team Transition & Alignment awards. TSR RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions.
24,233 Restricted Stock Units (RSUs) being contractual entitlements granted under the 2001 Equity Incentive Plan (2001 Plan) to be issued ordinary shares/CDIs upon satisfaction of certain conditions.

Issue details

Number of +securities

639,610

For personal use only

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,431,671 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,944,705 F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes F or p er so na l u se o nl y